EXECUTED

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20459

FORM 6-K

Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

APRIL 10, 2002

Embratel Holding Company

(Translation of registrant's name into English)

SCN-Quadra CN2, Lote F, 2° Andar, Sala 204,
Brasília-DF, Brazil
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:]

Form 20-F X   Form 40-F __

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:]

Yes __   No X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] N/A

EMBRATEL HOLDING COMPANY

TABLE OF CONTENTS

Item 1

EMBRATEL PARTICIPAÇÕES S/A
Enrolled with the National Roll of Juridical Entities
of the Ministry of Finance under nº 02.558.124/0001-12
Enrollment Number with the State Registry 3330026237-7
A Public Corporation
SEC Registration n.º 01764-7

CALL NOTICE
SHAREHOLDERS' ANNUAL MEETING

The EMBRATEL PARTICIPAÇÕES S/A's shareholders are hereby called to the Shareholders' Annual Meeting to be held at the Company's head office, in the Capital of the State of Rio de Janeiro, at Rua Regente Feijó nº 166, suit 1687-B, City Center, on April 24th, 2002 at 12 pm, in order to deliberate over the following Agenda: **(i)** receive the administrators' accounts, examine, discuss and vote the financial statements related to the business year ended on 31st December 2001, published in the Gazeta Mercantil newspaper and in the Rio de Janeiro State Official Gazette, on 20th March 2002; **(ii)** deliberate over the destination of the business year's net profit and the distribution of dividends; **(iii)** elect two members of the Administrative Board, to complement a mandate; **(iv)** set the global annual remuneration of the Company's administration board; **(v)** elect the members of the Fiscal Council and set their remuneration; and **(vi)** other subjects of corporate interest.

GENERAL INSTRUCTIONS:

A) The mandate instruments should be deposited in the Company's head office up to twenty-four hours prior to the Shareholders' Meeting.

B) The shareholders participating in the Stock Exchange's Nominative Share Fungible Custodies who wish to participate in this Meeting shall present a statement issued up to 02 (two) days prior to thereto, containing the respective shareholder interest.

C) According to SEC's Normative Instruction nº 165, of 12/11/91, with the wording provided by article 1 of the SEC Instruction nº 282, of 06/26/98, the percentage in order to require a multiple vote shall be of 5% (five per cent) of the voting capital.

D) Pursuant to the terms of the effective legislation, all documents related to the subjects to be discussed in the Meeting shall remain at the shareholders disposal in the Company's head office.

Rio de Janeiro, April 08th, 2002.

Daniel Eldon Crawford
President of the Administrative Board.

Item 2

Embratel Participações S.A.

Embratel Participações S.A.

Financial Statements Together with
Report of Independent Public Accountants

December 31, 2001 and 2000

Report of Independent Public Accountants

(Translation of the report originally issued in Portuguese.
See Note 29 to the financial statements)

To the Shareholders and Board of Directors of

Embratel Participações S.A.:

(1) We have audited the accompanying individual (Company) and consolidated balance sheets of EMBRATEL PARTICIPAÇÕES S.A. and subsidiaries as of December 31, 2001 and 2000, and the related statements of income, changes in shareholders' equity and sources and applications of funds for the years then ended, prepared under the responsibility of the Companies' management. Our responsibility is to express an opinion on these financial statements.

(2) Our audits were conducted in accordance with auditing standards generally accepted in Brazil and comprised: (a) planning of the work, taking into consideration the materiality of balances, volume of transactions, and the accounting and internal control systems of the Company; (b) checking, on a test basis, of the evidence and records that support the amounts and accounting information disclosed; and (c) evaluating the relevant accounting practices and estimates made by the Companies' management, as well as the presentation of the financial statements taken as a whole.

(3) In our opinion, the financial statements referred to in paragraph (1) present fairly, in all material respects, the individual and consolidated financial position of Embratel Participações S.A. and its subsidiaries as of December 31, 2001 and 2000, the results of their operations, the changes in shareholders' equity, and the sources and applications of funds for the years then ended in accordance with accounting practices emanating from Brazilian corporate law.

Rio de Janeiro, February 15, 2002.

ARTHUR ANDERSEN S/C

Fernando Marotta
Engagement Partner

EMBRATEL PARTICIPAÇÕES S.A.

BALANCE SHEETS AS OF DECEMBER 31, 2001 AND 2000

(In thousands of Brazilian reais)

(Translation of the report originally issued in Portuguese.
See Note 29 to the financial statements)

A S S E T S

	Notes	Company 2001	Company 2000	Consolidated 2001	Consolidated 2000
CURRENT ASSETS		49,236	249,202	3,377,607	3,399,485
Cash and cash equivalents	12	20,875	23,636	652,153	422,614
Trade accounts receivable	13	-	-	1,929,278	2,453,235
Deferred and recoverable taxes	14	28,361	36,617	606,191	406,670
Dividends and interest on capital	23	-	188,911	-	-
Other current assets		-	38	189,985	116,966
NONCURRENT ASSETS		12,516	5,583	899,031	567,395
Deferred and recoverable taxes	14	-	-	490,604	268,142
Deposits in court		12,516	5,583	341,562	285,997
Other noncurrent assets		-	-	66,865	13,256
PERMANENT ASSETS		5,344,538	6,074,881	8,181,438	7,795,477
Investments	15	5,344,538	6,074,881	169,627	328,352
Property, plant and equipment	16	-	-	7,849,429	7,467,125
Deferred assets	17	-	-	162,382	-
Total assets		5,406,290	6,329,666	12,458,076	11,762,357

The accompanying notes are an integral
part of these balance sheets.

EMBRATEL PARTICIPAÇÕES S.A.

BALANCE SHEETS AS OF DECEMBER 31, 2001 AND 2000

(In thousands of Brazilian reais)

(Translation of the report originally issued in Portuguese.
See Note 29 to the financial statements)

LIABILITIES AND SHAREHOLDERS' EQUITY

		Company		Consolidated	
	Notes	2001	2000	2001	2000
CURRENT LIABILITIES		46,187	246,581	3,497,864	3,611,961
Personnel, charges and social benefits		2	2	99,202	100,921
Accounts payable and accrued expenses	18	1	124	1,569,123	1,405,084
Taxes and contributions	19	22,606	42,435	450,308	709,446
Dividends and interest payable on capital	23	23,565	203,875	30,240	206,404
Loans and financing	20	-	-	1,079,953	881,899
Provision for contingencies	21	-	-	33,573	27,335
Employees' profit sharing		-	-	22,610	28,306
Actuarial liabilities - Telos	22	-	-	61,506	61,725
Related party liabilities	24	3	100	39,091	18,615
Other current liabilities		10	45	112,258	172,226
NONCURRENT LIABILITIES		13,431	915	3,236,877	1,745,721
Loans and financing	20	-	-	2,648,157	1,364,390
Actuarial liabilities - Telos	22	-	-	358,343	211,103
Taxes and contributions	19	12,516	-	229,462	169,313
Sundry credits		915	915	915	915
DEFERRED INCOME		-	-	132,038	110,627
MINORITY INTEREST		-	-	244,625	211,878
SHAREHOLDERS' EQUITY	23	5,346,672	6,082,170	5,346,672	6,082,170
Capital stock paid-in		2,273,913	2,134,427	2,273,913	2,134,427
Revenue reserves		1,912,113	1,912,113	1,912,113	1,912,113
Treasury stock		(41,101)	(41,475)	(41,101)	(41,475)
Retained earnings		1,201,747	2,077,105	1,201,747	2,077,105
Total liabilities and shareholders' equity		5,406,290	6,329,666	12,458,076	11,762,357

The accompanying notes are an integral
part of these balance shhets.

EMBRATEL PARTICIPAÇÕES S.A.

STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

(In thousands of Brazilian reais, except net earnings (loss) per thousand shares)

(Translation of the report originally issued in Portuguese.
See Note 29 to the financial statements)

		Company		Consolidated	
	Notes	2001	2000	2001	2000
GROSS OPERATING REVENUE:					
Telecommunications services		-	-	10,052,001	8,954,688
Gross revenue deductions		-	-	(2,591,045)	(2,240,180)
Net operating revenue	5	-	-	7,460,956	6,714,508
Cost of services	6	-	-	(4,954,802)	(4,399,267)
Gross profit		-	-	2,506,154	2,315,241
OPERATING REVENUES (EXPENSES)		(542,380)	586,721	(2,552,350)	(1,468,432)
Selling expenses	7	-	-	(1,579,596)	(795,470)
General and administrative expenses	8	(3,216)	(10,139)	(969,803)	(660,712)
Other operating revenues (expenses), net		-	(321)	(2,951)	(12,250)
Equity method results		(539,164)	597,181	-	-
OPERATING INCOME (LOSS) BEFORE INTEREST		(542,380)	586,721	(46,196)	846,809
Interest income (expense)	9	1,711	37,056	(636,500)	(341,333)
OPERATING INCOME (LOSS)		(540,669)	623,777	(682,696)	505,476
Nonoperating income (expense)	10	(29)	-	(75,902)	111,224
NET INCOME (LOSS) BEFORE TAXES, PROFIT SHARING AND MINORITY INTEREST		(540,698)	623,777	(758,598)	616,700
Income tax and social contribution on profits	11	(4,059)	(7,336)	222,088	(145,312)
Employees' profit sharing		-	-	(18,155)	(36,775)
Minority interest		-	-	(5,526)	(10,540)
NET INCOME (LOSS) BEFORE REVERSAL OF INTEREST ON CAPITAL		(544,757)	616,441	(560,191)	424,073
REVERSAL OF INTEREST ON CAPITAL		-	(38,611)	6,520	153,017
NET INCOME (LOSS) FOR THE YEAR		(544,757)	577,830	(553,671)	577,090
QUANTITY OF OUTSTANDING SHARES (IN THOUSANDS)		332,932,361	332,919,028		
NET EARNINGS (LOSS) PER THOUSAND SHARES - R$		(1.64)	1.74		

The accompanying notes are an integral
part of these financial statements.

EMBRATEL PARTICIPAÇÕES S.A.

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

(In thousands of Brazilian reais)

(Translation of the report originally issued in Portuguese.
See Note 29 to the financial statements.)

	Company					
		Income reserves				
	Capital stock	Legal reserve	Unrealized Earnings Reserve	Treasury shares	Retained earnings	Total
BALANCES AS OF DECEMBER 31, 1999	2,134,427	161,600	1,928,325	(39,888)	1,533,595	5,718,059
Repurchase of shares	-	-	-	(5,047)	-	(5,047)
Sale of shares	-	-	-	3,460	(622)	2,838
Realization of income reserve	-	-	(206,703)	-	206,703	-
Net income for the year	-	-	-	-	577,830	577,830
Appropriation of income-						
Transfer to legal reserve	-	28,891	-	-	(28,891)	-
Interest on capital	-	-	-	-	(150,665)	(150,665)
Proposed dividends	-	-	-	-	(60,845)	(60,845)
BALANCES AS OF DECEMBER 31, 2000	2,134,427	190,491	1,721,622	(41,475)	2,077,105	6,082,170
Capital increase	139,486	-	-	-	(139,486)	-
Repurchase of shares	-	-	-	-	(65)	(65)
Sale of shares	-	-	-	374	-	374
Prior period adjustment - Medical Assistance Plan (CVM Deliberation no. 371) - Note 22	-	-	-	-	(191,050)	(191.050)
Net loss for the year	-	-	-	-	(544,757)	(544.757)
BALANCES AS OF DECEMBER 31, 2001	2,273,913	190,491	1,721,622	(41,101)	1,201,747	5.346.672
		1,912,113				

The accompanying notes are an integral part of these financial statements.

EMBRATEL PARTICIPAÇÕES S.A.

STATEMENTS OF SOURCES AND APPLICATIONS OF FUNDS

FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

(In thousands of Brazilian reais)

(Translation of the report originally issued in Portuguese.
See Note 29 to the financial statements)

	Company		Consolidated	
	2001	2000	2001	2000
SOURCES OF FUNDS:				
From operations -				
Net income for the year	-	-	(553,671)	577,090
Expenses (revenues) not affecting working capital-				
Minority interests	-	-	5,526	10,540
Depreciation	-	-	998,368	856,804
Provision for probable investment losses	-	-	-	75
Amortization	-	-	63,263	-
Monetary and exchange variations and other charges on noncurrent liabilities	-	-	236,279	146,925
Monetary and exchange variations and other revenues from noncurrent assets	-	-	120	(1,033)
Exchange variation on investments			(26,983)	10
Realization of deferred income	-	-	(26,767)	(3,670)
Loss on disposal of property, plant and equipment	-	-	76,398	44,801
Loss from long term hedge contracts	-	-	142,556	-
Long term deferred income tax and social contribution	-	-	(168,590)	(80,884)
Other operating revenues	-	-	(22,667)	-
	-	-	723,832	1,550,658
From third parties-				
Increase in noncurrent liabilities-				
Taxes and contributions	-	-	61,844	125,882
Loans and financing	-	-	1,712,118	555,084
Actuarial liabilities - Telos (Note 22)	-	-	193,424	-
Other liabilities	12,516	-	-	1,417
Donations and grants for investments	-	-	-	749
Transfer of noncurrent to current assets	-	-	273,778	109,894
Transfer from investment to deferred assets on merger of acessonet (Note 17)	-	-	202,978	-
Effect of the merger of Star One	-	-	8,914	-
Effect of the merger of Star One – minority interests	-	-	27,221	-
Reduction in noncurrent assets	-	8,098	-	-
Effect on Parent Company of adjustment to subsidiary's shareholder's equity (Note 22)	191,050	-	-	-
Disposal of property, plant and equipment	-	-	7,938	9,611
Increase in deferred income	-	-	48,178	3,576
Sale of shares	374	2,838	374	2,838
Dividends/interest on capital receivable	-	261,943	-	-
Subscription to capital of subsidiary by new partners	-	-	-	133,309
Others	129	-	-	-
Total sources of funds	204,069	272,879	3,260,599	2,493,018

	Company		Consolidated	
	2001	2000	2001	2000
APPLICATIONS OF FUNDS:				
In operations-				
Net loss (income) for the year	544,757	(577,830)	-	-
Expenses (revenues) not affecting working capital -				
Equity method results	(539,164)	597,181	-	-
	5,593	19,351	-	-
Increase in noncurrent assets	6,933	5,583	436,944	231,773
Decrease in noncurrent liabilities -				
Subsidiary/Related parties	-	10,069	-	-
Additions to investments	-	-	17,270	210,593
Additions to property, plant and equipment	-	-	1,465,008	1,420,187
Transfer from investment to deferred assets on merger of Acessonet (Note 17)	-	-	202,978	-
Proposed dividends and interest on capital	-	211,510	-	214,170
Repurchase of shares	65	5,047	65	5,047
Prior period adjustment (Note 22)	191,050	-	191,050	-
Transfer of noncurrent to current liabilities	-	-	855,065	279,151
Other	-	2	-	1,916
Total applications of funds	203,641	251,562	3,168,380	2,362,837
INCREASE (DECREASE) IN NET WORKING CAPITAL	428	21,317	92,219	130,181
VARIATIONS OF NET WORKING CAPITAL:				
CURRENT ASSETS:				
At beginning of period	249,202	155,912	3,399,485	2,213,880
At end of period	49,236	249,202	3,377,607	3,399,485
	(199,966)	93,290	(21,878)	1,185,605
CURRENT LIABILITIES:				
At beginning of period	246,581	174,608	3,611,961	2,556,537
At end of period	46,187	246,581	3,497,864	3,611,961
	(200,394)	71,973	(114,097)	1,055,424
INCREASE (DECREASE) IN NET WORKING CAPITAL	428	21,317	92,219	130,181

The accompanying notes are an integral part of these financial statements.

EMBRATEL PARTICIPAÇÕES S.A.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

(In thousands of Brazilian reais, except as indicated otherwise)

(Translation of the report originally issued in Portuguese.
See Note 29 to the financial statements)

1.OPERATING OVERVIEW

Embratel Participações S.A. was incorporated in accordance with article 189 of Law no. 9,472/97 - General Telecommunications Law - based on Decree no. 2,546 of April 14, 1998. The Company resulted from the spin-off from Telecomunicações Brasileiras S.A. - Telebrás, as approved at the May 22, 1998 General Meeting of Shareholders. The spin-off was based on an appraisal report as of February 28, 1998.

The Federal Government sold its interest of 19.26% in Embratel Participações S.A., at a public auction at the Rio de Janeiro Stock Exchange held on July 29, 1998, to Startel Participações Ltda. (WorldCom).

Embratel Participações S.A. holds 98.8% of the capital of Empresa Brasileira de Telecomunicações S.A. - Embratel. Embratel provides international and domestic long-distance telecommunications services in Brazil, under the terms of the concession authorized by the Federal Government, which will expire on December 31, 2005, and may be renewed for a 20-year term.

On November 1, 2000, the subsidiary Embratel incorporated Star One S.A. to manage satellite operations, as the main Brazilian provider of transponders for radio-communication services such as: (i) network services; (ii) end-to-end telecommunications services; and (iii) transmission of radio and television broadcasting. On the date of incorporation, all terms and conditions related to Brazilian satellite rights and obligations were transferred to Star One, which became the licensee for providing these services until December 31, 2005, free of any burden, except when indicated, renewable for a 15-year term.

The businesses of the subsidiaries Empresa Brasileira de Telecomunicações - Embratel and Star One S.A., are regulated by the regulatory authority for the Brazilian telecommunications industry Antel (Agência Nacional de Telecomunicações), pursuant to Law no. 9472, of July 16, 1997 and related regulations, decrees, decisions and plans.

2. PRESENTATION OF FINANCIAL STATEMENTS

The individual and consolidated financial statements as of December 31, 2001 and 2000 were prepared in accordance with accounting practices established by the Brazilian corporate law, instructions applicable to telecommunications concessionaires and rules and accounting procedures established by the Brazilian Securities Commission (CVM - Comissão de Valores Mobiliários).

3. SUMMARY OF PRINCIPAL ACCOUNTING PRACTICES

a. Cash and Cash Equivalents

Cash and cash equivalents are highly liquid temporary investments that will be held until maturity and are recorded at cost, plus interest earned through the balance sheet date, limited to market value, when applicable.

b. Trade Accounts Receivable

Trade Accounts Receivable refer primarily to the amounts receivable from long distance domestic and international telecommunication and data services, billed and/or unbilled at the closing dates of the financial statements, through operating telecommunications companies.

Allowances for doubtful accounts are accrued for receivables for which recoverability is considered doubtful.

c. Foreign Currency Transactions

Assets and liabilities denominated in foreign currency are stated at the exchange rate prevailing at the closing dates of the financial statements. Exchange gains or losses are recorded in the income statement, classified as Interest Income (Expense) when incurred. The effects of exchange rate differences are detailed in Note 9.

d. Investments

This account refers substantially to investments in subsidiaries, recorded under the equity method. Other investments refer mainly to holdings in satellite companies Intelsat, Inmarsat and New Skies, recorded at acquisition cost, adjusted for any exchange gains or losses and net of provisions for probable losses, when applicable.

e. Property, Plant and Equipment

Property, plant and equipment is recorded at cost of acquisition and/or construction, less the accumulated depreciation, monetarily restated up to December 31, 1995.

The current annual depreciation rates used are calculated on the straight-line method based on the expected useful life of the assets. The main rates used are shown in Note 16.

Expenses for maintenance and repair are expensed as incurred. Expenditures for betterment to fixed assets (which increase the utility of the asset or extend the physical life) are capitalized. The interest charges arising from financing of construction in progress are recorded in Property, Plant and Equipment.

f. Deferred Assets

This represents the goodwill associated with the acquisition of Acessonet Ltda., which is being amortized over 5 (five) years (Note 17).

g. Income Tax and Social Contribution

The corporate income tax and social contribution on net income are recorded on an accrual basis. Deferred taxes are provided on temporary differences, tax losses and on the negative basis for calculation of social contribution, as described in Notes 11, 14 and 19.

h. Provision for Contingencies

The provision for contingencies is updated through the closing dates of the financial statements based on the probable loss, according to the nature of each contingency. The basis and nature of the provisions are described in Note 21.

i. Actuarial Liabilities - Telos

The subsidiaries Embratel and Star One sponsor a separate entity that provides pensions and other post-retirement benefits for their employees (Note 22). Contributions to the defined benefits plan, defined contributions plan and health care plan for retired employees are recorded on the accrual basis. Contributions to the defined benefits plan are determined according to actuarial calculations.

Actuarial liabilities were calculated and recognized in financial statements as of December 31, 2001, according to CVM Deliberation no. 371 issued on December 13, 2000.

j. Deferred Income

This amount is related to the sale of rights of way primarily for fiber optic cables to Brazilian telecommunications companies and other international companies with activities in the Mercosur, and is reflected in results according to the terms of the contracts.

k. Revenue Recognition

Revenues from services are recognized using the accrual method of accounting, after deducting an estimate for billing errors or disputes. Revenues from international services also include revenues earned under bilateral agreements between the subsidiary Embratel and overseas telecommunications companies. These agreements govern tariffs paid by the subsidiary to the foreign entities for the use of their facilities in connecting international calls billed outside Brazil. Revenues from international calls are recognized monthly as they are made, net of the cost of services rendered by overseas telecommunications companies.

l. Interest Income (Expense)

This represents interest and monetary and exchange variations resulting from financial applications and loans and financing obtained, which are recognized on an accrual basis.

Interest on capital (credited/charged) is reflected in financial results. However, such interest was reclassified from the income statement and charged to retained earnings in the Shareholder's Equity.

m. Employees' Profit Sharing

The subsidiaries Embratel and Star One have provided for employee's profit sharing , payment of which is subject to approval by the General Meeting of Shareholders.

n. Minority Interests

Refers to the minority shareholder interests in the Embratel and Star One subsidiaries.

o. Net Earnings (Loss) per Thousand Shares

Net earnings (loss) per thousand shares are calculated based on the number of shares outstanding at the balance sheet date.

p. Use of Estimates

For consolidation purposes, Management is required to make estimates and assumptions related to the recording of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the consolidated financial statements, and the reported amounts of income and expenses throughout the period. Actual results may differ from these estimates.

4. CONSOLIDATION PROCEDURES

For consolidation purposes, intercompany balances and transactions were eliminated, including items such as intercompany investments, unrealized profits, when applicable, equity adjustments, intercompany income and expense accounts and intercompany balances under short and long-term assets and liabilities. The intercompany investments were eliminated against the respective intercompany shareholders' equity. Minority interests in the results and shareholders' equity are also separately reported.

The consolidated financial statements as of December 31, 2001 and 2000 include the financial statements of Embratel Participações S.A. and of its direct and indirect subsidiaries, as follows:

	Voting capital stock	
	Direct and/or indirect share (%)	
	2001	2000
Empresa Brasileira de Telecomunicações S.A. - Embratel	98.8	98.8
Embratel Soluções Ltda.	100.0	100.0
BrasilCenter Comunicações Ltda.	100.0	100.0
Embratel Americas. Inc.	100.0	100.0
Star One S.A.	80.0	80.0
Ponape Telecomunicações Ltda.	100.0	100.0
Palau Telecomunicações Ltda.	100.0	100.0
Oroluk Telecomunicações Ltda. (1)	-	100.0
Embratel Clearinghouse Ltda. (1)	100.0	-
Embratel Internacional S.A. (3)	100.0	-
Star Sat S.A. (2)	-	100.0

(1) Oroluk Telecomunicações Ltda. was re-named effective April 2, 2001, for the purpose of rendering services of (i) data analysis and processing, (ii) collection, routing and distribution of signaling messages and (iii) installation, supervision, operation and maintenance of networks.

(2) On March 29, 2001, subsidiary Embratel merged Star Sat S.A., which holds 80% of the capital stock of Star One S.A.

(3) Started operating in October 2001.

5. NET OPERATING REVENUE

	Consolidated	
	2001	2000
Voice-		
Domestic long-distance	4,555,279	3,921,377
International long-distance	857,072	971,921
	5,412,351	4,893,298
Data & Internet-		
Corporative and other	1,691,099	1,389,703
Telecommunications companies	123,630	215,860
	1,814,729	1,605,563
Other services	233,876	215,647
Net operating revenue	7,460,956	6,714,508

6. COST OF SERVICES

	Consolidated	
	2001	2000
Interconnection/facilities	(3,567,487)	(3,210,104)
Depreciation and amortization	(929,201)	(797,510)
Personnel	(229,972)	(217,233)
Third-party services	(160,774)	(136,150)
Other	(67,368)	(38,270)
Total	(4,954,802)	(4,399,267)

The interconnection costs represent charges by the local fixed-line telephone companies for the use of private-circuit lines, and interconnection charges paid by the subsidiary Embratel to the three regional fixed-line companies, in accordance with the interconnection regime under Anatel Resolution no. 33, effective since April 1, 1998.

7. SELLING EXPENSES

	Consolidated	
	2001	2000
Allowance for doubtful accounts	(1,155,498)	(362,878)
Personnel	(144,887)	(132,528)
Advertising	(145,359)	(249,948)
Depreciation and amortization	(2,882)	(898)
Other	(130,970)	(49,218)
Total	(1,579,596)	(795,470)

8. GENERAL AND ADMINISTRATIVE EXPENSES

	Consolidated	
	2001	2000
Third-party, advisory and consulting services	(215,703)	(147,914)
Taxes	(180,700)	(97,477)
Personnel	(162,749)	(130,032)
Depreciation and amortization	(129,548)	(58,396)
Other	(281,103)	(226,893)
Total	(969,803)	(660,712)

9. INTEREST INCOME (EXPENSE)

	Company		Consolidated	
	2001	2000	2001	2000
Interest income-				
Interest on temporary investments	1,925	2,273	92,021	148,959
Interest on capital	-	189,276	-	-
Monetary variation - credit	-	-	260	2,618
Exchange variation - credit	-	-	100,176	51,529
Subtotal	1,925	191,549	192,457	203,106
Interest expense-				
Interest charges	(214)	(3,828)	(273,343)	(179,008)
Interest on capital	-	(150,665)	(6,520)	(153,017)
Monetary variation - charge	-	-	(41,710)	(38,622)
Exchange variation - charge	-	-	(507,384)	(173,792)
Subtotal	(214)	(154,493)	(828,957)	(544,439)
Total	1,711	37,056	(636,500)	(341,333)

In 2001, the Brazilian real devalued by 18.67% against the US dollar, resulting in an exchange variation expense in the amount of R$(507,384) in the period, including losses on hedge contracts recorded during the year, in the amount of R$(80,747).

10. NONOPERATING INCOME (EXPENSE)

	Consolidated	
	2001	2000
Revenues-		
Proceeds from sale of permanent assets	7,938	9,611
International consortia	40	10,391
Rent of infrastructure to third parties	10,354	1,376
Gain on subscription by new partners to capital of subsidiary	-	132,225
Other	6,135	47,868
Expenses-		
Write-off of permanent assets	(84,336)	(54,412)
Sponsorships/cultural incentives (Rouanet Law)	(11,491)	(11,988)
Other	(4,542)	(23,847)
Total	(75,902)	111,224

On November 1, 2000 the subsidiary Embratel incorporated Star One, S.A., a new company offering broadband satellite services, by contributing its satellite segment assets as capital of the subsidiary. On this same date, a new shareholder (Société Européene des Satellites S.A.) was admitted into the Star One business, acquiring 19.99% of the company's capital, also having the option of acquiring an additional 10% share within a two-year period. As a result of this transaction, Embratel recorded a gain in the amount of R$132,225 as of December 31, 2000.

11. INCOME TAX AND SOCIAL CONTRIBUTION

The Company and its subsidiaries accrue the income tax (IRPJ) and social contribution on profits (CSSL) on a monthly basis, paying such taxes on monthly estimates of taxable income based on the related interim financial statements, as provided in current tax legislation. The amounts of the prepaid Income Tax and Social Contribution are recorded as Income Tax - Estimated and Social Contribution - Estimated, and are shown as a deduction from the taxes payable (see Note 19).

Tax legislation introduced in 1995 (Law no. 8,981) limited the offset of accumulated tax losses and negative calculation basis for social contribution on profits to 30% (thirty percent) of taxable income in each fiscal year. On December 31, 2001, the subsidiary Embratel had R$113,677 in tax losses and R$2,403 of negative basis of social contribution available for offset against future taxable income (on December 31, 2000 - R$111,400 of tax losses).

11.1 - Income Tax and Social Contribution Income (Expenses)

The income tax and social contribution expense is comprised of the current expense for the year, computed in accordance with current tax legislation, and of the deferred expense, corresponding to the effects of the taxes on the temporary differences arising or realized in the year. The deferred income tax and social contribution income for the years ended December 31, 2001 and 2000 totals R$244,572 and R$199,850, respectively (consolidated), and were calculated on the allowance for doubtful accounts, accelerated depreciation, tax losses, temporarily non-deductible taxes, and other temporarily taxable and deductible revenues and expenses (Note 14).

Breakdown of Income Tax and Social Contribution Income (Expenses)

	Company		Consolidated	
	2001	2000	2001	2000
Current-				
Social contribution	(35)	(3,475)	(4,877)	(80,231)
Income tax	(5,896)	(3,861)	(17,607)	(264,931)
Total current expense	(5,931)	(7,336)	(22,484)	(345,162)
Deferred-				
Social contribution	487	-	66,410	55,266
Income tax	1,385	-	178,162	144,584
Total deferred income	1,872	-	244,572	199,850
Total	(4,059)	(7,336)	222,088	(145,312)
Social contribution - income (charge) current and deferred	452	(3,475)	61,533	(24,965)
Income tax - income (charge) current and deferred	(4,511)	(3,861)	160,555	(120,347)

The current income tax and social contribution charge, reported in the 2001 statement of income statement, arises entirely from subsidiary Star One, the only consolidated company that recorded taxable income for the year.

11.2 - Reconciliation of Tax Income (Expenses) with Nominal Rates

The reconciliation between the income tax and the social contribution, calculated based on the statutory tax rates, and the amounts recorded as income tax and social contribution income/expense is shown below:

	Company		Consolidated	
	2001	2000	2001	2000
Income (loss) before taxes and profit-sharing	(540,698)	623,777	(758,598)	616,700
Employee's profit sharing	-	-	(18,155)	(36,775)
Net income (loss) before taxes	(540,698)	623,777	(776,753)	579,925
Social contribution income (expense) at nominal rate	*48,663*	*(56,140)*	*69,908*	*(54,890)*
Rate adjustment to obtain effective rate-				
Social contribution credit set up on exempt international income	-	-	2,261	31,572
Amortization of social contribution on goodwill from merger	-	-	(2,380)	-
Rate adjustment from 12% to 9%	-	-	-	(5,138)
Non-deductible financial charges	-	-	(4,981)	603
Inventory differences	-	-	-	1,791
Sundry permanent additions and exclusions (*)	(48,211)	52,665	(3,275)	1,097
Social contribution benefit (expense) on statement of income	452	(3,475)	61,533	(24,965)
Income tax income (expense) at nominal rate – 25%	135,175	(155,944)	194,188	(144,976)
Rate adjustment to obtain effective rate-				
Recognition of Income Tax on interest income of July 1999 (CS offset against RINT)	-	-	-	(4,520)
Amortization of income tax on goodwill form merger	-	-	(6,611)	-
Non-deductible financial charges	-	-	(13,837)	1,676
Inventory differences	-	-	-	4,974
Sundry permanent additions and exclusions (*)	(139,686)	152,083	(13,185)	22,499
Corporate income tax credit (expense) per statement of income	*(4,511)*	*(3,861)*	*160,555*	*(120,347)*
Total (corporate income tax + social contribution)	(4,059)	(7,336)	222,088	(145,312)

(*) Sundry permanent additions and exclusions at the Parent Company are substantially related to equity method results on investments.

The provision for income tax was accrued based on taxable income at the rate of 15%, plus the additional 10% foreseen in the law. The social contribution was calculated at the rate of 12% until January 2000 (alteration established in Normative Instruction no. 81/99, of June 30, 1999), and 9% starting February 2000 (alteration in accordance with Provisional Measure no. 1991-12 of December 14, 1999).

12. CASH AND CASH EQUIVALENTS

	Company		Consolidated	
	2001	2000	2001	2000
Cash and bank deposits	107	15,570	292,932	147,991
Foreign short-term investments	-	-	136,356	105,872
Marketable securities	20,768	8,066	222,865	168,751
Total	20,875	23,636	652,153	422,614

Marketable securities are represented primarily by fixed income bonds. The investments abroad are funded from mutual traffic revenues received from international operators and invested in short-term financial applications.

13. TRADE ACCOUNTS RECEIVABLE

	Consolidated	
	2001	2000
Domestic entities/customers	3,125,828	2,759,616
Foreign administrators	255,519	244,555
Subtotal	3,381,347	3,004,171
Allowance for doubtful accounts	(1,452,069)	(550,936)
Total	1,929,278	2,453,235

14. DEFERRED AND RECOVERABLE TAXES

	Company		Consolidated	
	2001	2000	2001	2000
Deferred tax assets-				
Provision for write-off of property, plant and equipment	-	-	11,656	28,855
Accelerated depreciation	-	-	32,052	77,287
Tax losses	-	-	28,419	27,850
Negative basis ofsocial contribution purposes	-	-	216	-
Allowance for doubtful accounts	-	-	493,703	187,318
Goodwill on the acquisition of investment	-	-	35,965	-
Cofins/PIS - temporarily non-deductible	1,872	-	89,263	74,010
Other deferred taxes (provisions)	-	-	132,900	148,317
Withholding income tax (IRRF)	26,376	36,008	52,410	36,895
Recoverable income tax/social contribution	113	609	22,473	654
Value-added goods and services tax - ICMS	-	-	176,923	88,438
Other	-	-	20,815	5,188
Total	28,361	36,617	1,096,795	674,812
Current	28,361	36,617	606,191	406,670
Noncurrent	-	-	490,604	268,142

As part of the agreement for the sale of a minority shareholding in the subsidiary Star One S.A., in January 2001, SES Participações Ltda. (the Brazilian subsidiary of the new minority shareholder) was merged into Star One S.A. Deferred Income Tax and Social Contribution credits (Assets), in the amount of R$35,965 as of December 31, 2001 resulted from that merger, and were recognized in Star One S.A.'s financial statements as a deferred asset and with a corresponding credit to a special reserve for goodwill in the shareholders' equity of the referred subsidiary, as foreseen in article 6 of CVM Instruction no. 319/99.

The decision to take a deferred tax credit on temporary differences, tax losses and the negative basis for calculating social contribution is supported by the history of taxable income of the Company and its subsidiaries and by an assessment made by the Company on prospects for future profitability in which it is assumed that this asset will be realized over a period of five years, at most.

15. INVESTMENTS

	Company	
	2001	2000
Investments - at equity-		
Empresa Brasileira de Telecomunicações S.A.	5,344,502	6,074,714
Embratel Soluções Ltda.	55	57
Ponape Telecomunicações Ltda.	10	10
Other investments - at cost	(29)	100
Total	5,344,538	6,074,881

Details of the investment in the subsidiary Embratel as of December 31, 2001 and 2000 are as follows

	Subsidiary	
	2001	2000
Paid-in capital stock	2,700,000	2,500,000
Shareholders' equity	5,410,903	6,150,187
Book value per thousand shares - expressed in reais	1,145.44	1,301.95
Net income (loss) for the year, after reversal of interest on capital	(545,860)	603,823
Total number of shares (batches of 1,000)	4,723,844	4,723,844
Quantity of shares held (in thousands)	4,665,875	4,665,875
Direct share	98.8%	98.8%
Equity method results	(539,162)	597,153
Book value of investment	5,344,502	6,074,714

The consolidated investments as of December 31, 2001 and 2000, R$169,627 and R$328,352, respectively, refer substantially to interests in international satellite companies. As of December 31, 2000, the consolidated balance included the investment of R$ 195,780 in the subsidiary Acessonet. On July 23, 2001, Acessonet was merged upstream into the subsidiary Embratel (Note 17).

16. PROPERTY, PLANT AND EQUIPMENT

		Consolidated			
		2001			2000
	Annual depreciation rates (%)	Cost	Accumulated depreciation	Net book Value	Net book value
Construction in progress	-	1,551,887	-	1,551,887	1,222,094
Switching equipment	7.69	1,565,725	(612,977)	952,748	791,568
Transmission equipment	10.00 to 20.00	7,135,725	(3,254,727)	3,880,998	4,170,015
Buildings and ducts	4.00	1,245,618	(602,878)	642,740	662,244
Other assets	5.00 to 20.00 (*)	1,696,556	(875,500)	821,056	621,204
Total		13,195,511	(5,346,082)	7,849,429	7,467,125

(*) Except for land, which on December 31, 2001 and 2000 amount to R$189,660 and R$165,918, respectively.

On December 31, 2001, fully depreciated assets amount to R$1,451,197 (R$1,523,714 on December 31, 2000).

Certain fixed assets are allocated for use in services provided under concession, which prevents their removal, disposal, assignment or use as guarantee in mortgages without the express prior authorization of the regulatory authority.

17. DEFERRED ASSETS

On July 23, 2001, the subsidiary Acessonet Ltda. was merged into the subsidiary Embratel. As required by CVM Instruction no. 319/99 for cases when goodwill paid is economically supported by forecast future profits, the subsidiary Embratel transferred the goodwill paid upon the acquisition of Acessonet, in December 2000, to a specific account in deferred charges.

18. ACCOUNTS PAYABLE AND ACCRUED EXPENSES

	Consolidated	
	2001	2000
Suppliers	1,188,446	1,060,645
Foreign administrators	275,235	234,817
Consignment for third-parties/other	105,442	109,622
Total	1,569,123	1,405,084

19. TAXES AND CONTRIBUTIONS

	Company		Consolidated	
	2001	2000	2001	2000
Indirect taxes-				
ICMS (value-added tax)	-	-	104,372	274,807
PIS/Cofins (social/finance contributions)	5	6,915	30,008	40,452
PIS/Pasep - in suspension	-	-	94,176	88,338
Cofins - judicial deposit in court (increase of tax rate from 2% to 3%)	12,516	5,583	186,565	125,918
ISS (municipal service tax)	-	-	8,084	7,069
Other	-	-	9,905	8,821
Income taxes-				
Income tax on interest on capital	22,601	22,601	22,601	51,154
Income tax in suspension - Federal Senate Resolution no. 82/92	-	-	179,612	165,140
Income tax - estimate	-	7,336	-	55,513
Social contribution - estimate	-	-	-	13,522
Deferred taxes - liabilities-				
Law no. 8,200/91 - supplementary monetary restatement	-	-	44,447	48,025
Total	35,122	42,435	679,770	878,759
Current	22,606	42,435	450,308	709,446
Noncurrent	12,516	-	229,462	169,313

20. LOANS AND FINANCING

	Consolidated			
	2001			2000
	Principal	Interest	Total	Total
Financial institutions	3,633,434	61,090	3,694,524	2,160,130
Suppliers	33,124	462	33,586	86,159
Total	3,666,558	61,552	3,728,110	2,246,289
Current	1,029,193	50,760	1,079,953	881,899
Noncurrent	2,637,365	10,792	2,648,157	1,364,390

The loans and financing with financial institutions are primarily denominated in foreign currency. Part of the debt is hedged against devaluation of the Brazilian Real through "swap" operations (Note 26), as described below:

	Amounts	%	Average cost of debt	Maturity
Short term-				
Hedged debt (notional amount)	678,642	62.8	98.97% CDI p.a.	Up to 12 months
Unhedged debt	401,311	37.2	9.13% p.a. in foreign currency (i)	Up to 12 months
Total short term debt	1,079,953	100.0		
Long term-				
Hedged debt (notional amount)	1,182,361	44.6	98.54% CDI p.a.	Up to 2.66 years
Unhedged debt	1,465,796	55.4	8.93% p.a. in foreign currency (i)	Up to 8.79 years
Total long term debt	2,648,157	100.0		
Total-				
Hedged debt	1,861,003	49.9		
Unhedged debt	1,867,107	50.1		
Total debt (ii)	3,728,110	100.0		

(i) Various interest rates in different currencies expressed in US Dollar equivalents as if all loans were US$ denominated. *The breakdown of debt by currency appears in item (c) of this note.*

(ii) Including obligations originated from hedge contracts - R$152,208 on December 31, 2001.

The Company's policy is to hedge all new debt with maturity of less than three years. This policy seeks to achieve a balance between preserving cash and protecting results from significant variations on exchange rates.

The suppliers' financing is foreign currency denominated and refers to purchases of materials and equipment used to enhance domestic and international telecommunication services.

a. Mode/Objective

	2001	2000
Local currency-		
Permanent assets financing -		
Financial institutions	34,498	28,631
Total in local currency	34,498	28,631
Foreign currency-		
Working capital	2,163,423	1,120,366
Permanent assets financing -		
Financial institutions	1,496,603	1,011,133
Suppliers	33,586	86,159
Total in foreign currency	3,693,612	2,217,658

b. Repayment Schedule

Noncurrent debt is scheduled to be repaid as follows:

Year	2001	2000
2002	-	539,381
2003	1,295,478	236,570
2004	611,620	224,140
2005	326,014	139,779
2006 and after	415,045	224,520
Total	2,648,157	1,364,390

c. Breakdown by Currency

	2001		2000	
Updated by	Exchange rate as of December 31, 2001 (in R$)	Amount	Exchange rate as of December 31, 2000 (in R$)	Amount
Real	-	34,498	-	28,631
US Dollar	2.320400	2,634,208	1.955400	1,718,922
French Franc	0.313113	165,745	0.280771	172,561
German Mark	1.050140	10,580	0.941667	10,947
Japanese Yen	0.017704	883,079	0.017082	315,228
Total		3,728,110		2,246,289

d. Guarantees

Loans and financing operations are guaranteed primarily by promissory notes.

21. PROVISION FOR CONTINGENCIES

In the normal course of business, the subsidiary Embratel is party to legal proceedings and potential discussions, including among others, labor, social security, tax, administrative and civil issues.

A significant portion of the contingencies discussed below involve complex issues, with unique characteristics applying either to Embratel itself or the telecommunications industry, and arise from different interpretations of the laws in effect, which are not yet covered by consolidated jurisprudence.

It should also be noted that most issues discussed below result from procedures followed prior to the Company's privatization, based on instructions issued by government entities at the time.

Based on the facts currently available and on the legal advisors' opinion, Embratel's Management believes that the outcome of a significant portion of present and future claims will be favorable to the Company.

Details of the key legal disputes currently in progress are described below:

a. Commercial Dispute with Third Parties

The subsidiary Embratel was notified of the decision taken in an arbitration case by the International Court of Arbitration – ICA, Paris, where Embratel and another company were discussing credits and rights deriving from alleged contractual infringements.

Since the arbitrators believed that part of the other company's allegations were valid, with a resulting indemnity award, the Company accrued an allowance in the amount of R$11,340 in its financial statements.

b. Labor Claims

The provision for loss on labor claims amounted to R$22,233 on December 31, 2001 (R$27,335 on December 31, 2000). Such amount represents Management's estimate, based on legal advice of probable loss on numerous suits filed by current and former employees. Additionally, the Company had unaccrued labor contingencies, on December 31, 2001, in the amount of R$28,839 related to those claims for which the probability of loss was evaluated by its legal counsel as possible.

b.1 - INSS (Brazilian Social Security Institute)

On September 5, 2001, the subsidiary Embratel became aware of an unfavorable decision of the Social Security Council of Appeal on a claim regarding the applicability of Social Security charges (INSS) to certain fringe benefits, such as vacation bonus, life insurance, etc. The total amount of the INSS assessment is R$55,000. Having exhausted appeals at the administrative levels, the Company immediately filed a court appeal seeking to cancel this assessment. Based on this initial appeal, more than 70% of the credit is currently in suspension, without any requirement for a deposit or guarantee, by force of early relief granted by the Court. The amount of R$22,930, which was not covered by the initial appeal, is currently deposited in court. In light of the good chances of success on the judicial appeal and in view of analyses conducted internally and by external counsel, which have identified a series of mistakes in the calculations of the claims made by INSS, no loss provision was recorded relating to this assessment.

c. Tax Contingencies

c.1 - Withholding Income Tax on Remittances to Foreign Telecommunications Companies

The subsidiary Embratel regularly makes payments to foreign telecommunications companies to complete international calls that originate in Brazil and terminate in a foreign country (outbound traffic). The Brazilian income tax law generally requires Brazilian recipients of services from foreign companies to withhold 25% from payments to such foreign companies for such services. However, based on decisions made in 1952 and 1953 by both the Brazilian Finance Ministry and the Taxpayers' Council, the Company has never withheld Brazilian income tax from such payments.

In addition, the International Telecommunications Convention of Nairobi, Kenya (Nairobi Treaty), dated November 6, 1982, is in force in Brazil, having been approved by Decree Law no. 55, of October 4, 1989, ratified by Presidential letter of January 21, 1990, and promulgated by Presidential Decree no. 70, of March 26, 1991. As a result, the subsidiary Embratel is required to comply with the Administrative Regulation of the International Telecommunication Union (ITU), of which Brazil is a member. Accordingly, Management believes that the subsidiary Embratel is under no obligation to withhold income tax on the remittances abroad to telephone operators for payment of international calls originating from Brazil, as established in the International Telecommunications Regulations approved in Melbourne, Australia, on December 9, 1988.

On February 8, 1999, the Company made a formal consultation on the matter to the Brazilian Income Tax authorities. In their September 3, 1999 reply, the tax authorities claimed that the exemption from the withholding income tax on remittances abroad is applicable only as from October 19, 1998, based on Decree no. 2962/99, which approved the Constitution and Convention of the ITU. In their reply, the tax authorities also recognized that the withholding income tax on remittances made by the Company to foreign telecommunication operators should comply with Article 7 of the OECD Model. These guidelines are followed by Brazil for bilateral treaties on avoidance of double taxation, wherever doing so does not result in breaches of specific treaties or of additional protocol.

The Company decided to request a writ of mandamus from the 14th Federal Court of Rio de Janeiro, and on September 30, 1999 obtained a preliminary court decision suspending the ability of the tax authorities to demand payment of the tax which is the subject of the above-mentioned consultation.

On December 23, 1999, the Company was assessed by the Federal Revenue Agency (SRF) in the amount of R$410,697 for not withholding the 25% income tax on payments made from December 1994 to October 1998. Such taxation did not take into consideration the analysis of bilateral double taxation treaties, which was specifically mentioned in the income tax authorities' response to the formal consultation made. The Company also challenged this assessment and submitted its administrative defense, which is being analyzed by the tax authorities.

Responding to a request from the Ministry of Communications, on October 31, 2000 the Federal Attorney General's Office issued on an expert opinion on the tax disagreements in this matter and about income tax on inbound international revenues (item c.2 below). This opinion argues for the legitimacy of the payment and reflects the federal government's position against the Company. However, the Company's Management and its legal counsel believe that this opinion does not introduce any new facts or arguments that could change the evaluation of this issue when the final decision is issued by the competent authorities.

Regarding the court claim filed with the 14th Federal Court of Rio de Janeiro on January 14, 2002, the writ of mandamus was revoked in a sentence that is currently being challenged by the Company. However, a fiduciary bank guarantee was presented and the payment of the credit will remain in suspension until the final decision is made.

Based on the interpretation of the Company's Management and Legal Counsel, which considers that the possibility of loss is minimal, no loss provision has been set up in the financial statements with respect to this dispute.

c.2 - Income Tax on Inbound International Income

Based on its legal advisors' opinion, the subsidiary Embratel believes that the foreign operating income from telecommunications services (inbound traffic) is not subject to taxation, inasmuch as Law no. 9,249 of December 26, 1995, did not revoke the exemption established by specific legislation.

In connection with this matter, in late March 1999, the Federal Revenue Agency (SRF) assessed the Company in the amount of R$287,239 for failing to pay the related income tax for the years 1996 and 1997. In late April 1999, the subsidiary Embratel filed an administrative defense against this assessment that is pending judgment at the first level of the judicial system.

However, the Company decided to pay such income tax for the period from August to December 1998, in the amount of R$34,320 (including interest) and to continue paying such tax in the subsequent months until this issue is resolved. This practice avoids penalties and ensures the Company's right to claim the amount of the taxes paid in excess at the appropriate time. Such amount was paid in the first quarter of 1999 and recorded as an expense for that period.

On June 17, 1999, the Company was further assessed for nonpayment of income tax on net foreign source income for the year 1998 amounting to R$64,396. The Company will continue paying income tax on the net foreign source income until the tax dispute is solved. The subsidiary Embratel also contested this assessment, filing an administrative defense, which was judged partially favorable due to the amount already paid as discussed above, and appealed to the Taxpayers' Council, which, on July 12, 2000, ruled against the Company. Due to this decision, the Company appealed to the Higher Chamber on March 16, 2001.

The expert opinion of the Federal Attorney General's Office (Advocacia Geral da União - AGU) issued on October 31, 2000 (refer to item b.1 above) also expresses the position of the executive branch of the federal government, against the Company's position. However, the Company's Management and its legal counsel understand that this opinion does not introduce any new facts or arguments of any nature that would alter the issue.

The Company's Management and its legal counsel consider that the probability of loss in this case is only reasonably possible and consequently no loss provision was recorded in the financial statements.

c.3 - ICMS for Services Provided

Until the introduction of Complementary Law no. 87 of September 13, 1996 (Official Gazette of September 16, 1996), the Local Telecommunication Operating Companies invoiced and collected State Value-Added Tax ("ICMS") on Fixed Line Telecommunication Services, on a reduced basis equivalent to an effective rate of 13%, in accordance with ICMS Convention no. 27 of March 29, 1994.

With the above-mentioned Complementary Law entering into effect on September 16, 1996, the telecommunications operating companies of the Telebrás System were instructed by Telebrás to no longer invoice and collect such tax on international outbound telephone traffic.

Currently, certain state tax authorities are fining local telecommunications carriers for non-payment of ICMS related to international traffic.

The subsidiary Embratel received a number of fines for non-payment of ICMS for services provided, including international services and others, also considered by the Company as exempt or non-taxable. Based on the facts currently available, the Company's Management considered the probability of loss on this issue to be remote. The fines concerning facts that may lead to losses, according to the legal counsel, represent a total of approximately R$290 million as of December 31, 2001. As a result of this evaluation, no provision was recorded in the financial statements.

Meanwhile, the subsidiary is participating in efforts to demonstrate the detrimental economic effects of any such tax being charged on the mentioned services, as well as the indispensability of establishing a tax system more appropriate to the sector.

c.4 - PIS/Cofins Taxes

On August 21, 2001, the subsidiary Embratel received two tax claims from the Federal Revenue Agency (SRF), totaling R$501 million, including fines and interest, for prior years' PIS/Cofins taxes. The first claim, in the amount of R$159 million, is related to PIS charges prior to 1995, which were offset according to Complementary Law no. 7/70. In similar cases, both the Taxpayers' Council, and more recently the Federal Court of Justice (STJ), in a decision of its First Section, were favorable to the offset made by the Company. The second claim, in the amount of R$342 million, is related to Cofins exemption on the exportation of telecommunication services for revenues through the end of 1999. Embratel believes that these revenues were exempt, based on legal opinions on the legislation in effect at that time. Also regarding the Cofins claim, there were substantial mistakes in the calculations of the tax auditor, that would immediately reduce the claim by R$226 million.

Additionally, contradictory arguments were made in support of the claim, which demonstrate the lack of basis for the assessment, facilitating the Company's legal defense and making it likely that the entire case will be dismissed.

Based on facts and arguments provided, and also on the opinion of its external counsel, the Company's Management, evaluated the probability of loss in this assessments as remote. Accordingly, no provision was recorded in the financial statements for this matter.

d. Other Taxes

The determination of the manner in which Federal, State and Municipal taxes apply to the operations of the Company is subject to several interpretations due to the unique nature of such operations. Management believes that its interpretation of the Company's tax obligations is substantially in compliance with the current legislation. Accordingly, any changes in the tax treatment of these operations will result in new legislation or interpretative rulings on the part of the tax authorities.

e. Contingencies Related to Anatel and The State Government of São Paulo

As a result of the inconveniences caused to the telephone system users by the telecommunications carriers, on July 3, 1999, the implementation date for the new domestic dialing system, Embratel was officially notified by Anatel to pay a fine related to the period when the carriers implemented the change in dialing codes.

The Company filed suit contesting the validity of the fine, and was granted a temporary injunction for non-payment of the fine and a favorable opinion from the prosecutor's office. Nevertheless, on April 24, 2001, the lower court decision was announced, ordering the Company to pay the fine, but favoring the Company's request for lowering the amount to be paid from R$55 million to R$50 million. The Company appealed to the Court against this decision and obtained preliminary judicial instruments which may guarantee the non-payment of the fine while discussing this matter at the second court level.

Based on the same facts, the State of São Paulo and the Consumer Protection Foundation (Procon) filed a public civil action at the 14th Court of Public Finances of the State of São Paulo. On March 30, 2000, a lower court decision was announced, ordering the Company and the local carrier to pay a fine of R$30 million and to reimburse the users of telephone services in the State of São Paulo for the phone calls made from July 3 to 12, 1999. The Company filed an appeal against this decision and is currently awaiting the outcome.

The Company's Management and its legal counsel consider that the probability of loss in these cases is only reasonably possible and consequently no loss provision was recorded in the financial statements.

22. ACTUARIAL LIABILITIES - TELOS

Telos - Fundação Embratel de Seguridade Social, a closed private pension fund, is a legal entity under private law, with the objective of providing pensions, assistance and non-profit activities, with administrative and financial independence, based in Rio de Janeiro. It was founded by the subsidiary Embratel on August 1, 1975.

Embratel sponsors two benefit plans: a defined benefits plan and a defined contributions plan, as well as a medical health care plan for retired employees who are participants of the defined benefits plan, all managed by Telos. The rate of contribution to the first plan (the defined benefits plan) for the year of 2001, which is the same as that forecast for the year of 2002, is 19.8% of the salary of the active participants in this plan (39 participants).

Subsequent to the privatization, the Company created a defined contributions plan, through Telos, which was reviewed and approved by the Brazilian Federal Government on November 19, 1998. Subsidiary Star One also became a sponsor effective November 1, 2000. All newly hired employees automatically adhere to the new plan and no further admittance to the defined benefits plan is allowed. For the defined contributions plan, the sponsor's contribution ranges from 3% to 8% of the participants' salary, in addition to the extraordinary contribution, foreseen in the plan's by-laws, for financing administrative expenses, and the balance of the account intended to cover cases of disability and death.

On September 1, 1999, a statement of recognition, acknowledgement of debt, acceptance and amortization of actuarial insufficiency was signed between the subsidiary and Telos, and approved by the Brazilian pensions regulatory authority ("Secretaria de Previdência Complementar"). In accordance with this statement, the actuarial insufficiency recognized in favor of Telos will be paid over the next 20 years, based on the monthly flow of benefits to the employees covered by the defined contributions plan. The unamortized balance of the liability is increased monthly at the rate of remuneration of Telos assets. As of December 31, 2001, the outstanding balance payable to Telos amounts to R$226,425 (R$272,828 on December 31, 2000), which is not included in the total assets of the plans reported below.

The above mentioned pension and medical health care plans sponsored by subsidiaries Embratel and Star One are the only post-employment benefits granted to employees.

CVM Deliberation no. 371, on December 13, 2000, which approved the Ibracon pronouncement on accounting for employee benefits, established new accounting guidelines for recording and disclosure of the effects arising from employee benefit plans.

Reconciliation of Assets and Liabilities to be Recognized in Financial Statements as of December 31, 2001:

	Defined benefits plan [(1)]	Defined contributions plan [(2)]	Medical health careplan [(3)]
Actuarial liabilities - present value	(744,374)	(803,547)	(246,665)
Fair value of the plan assets	778,939	591,905	53,241
Net actuarial (liabilities)/assets	34,565	(211,642)	(193,424)

(1) Actuarial assets not recorded.

(2) The actuarial liabilities were recorded on September 1, 1999 when the statement of recognition, acknowledgement of debt, acceptance and amortization of actuarial insufficiency was signed.

(3) Amount recorded on December 31, 2001 in subsidiary Embratel as a contra entry to shareholders' equity in the form of a prior year's adjustment.

Main actuarial assumptions used at balance sheet date:

(i)	Discount rate for present value of actuarial liabilities	Inflation + 6.0% p.a.
(ii)	Profitability rate expected for plan assets	Inflation + 9.0% p.a.
(iii)	Average growth in salary, INSS benefit growth and plan benefit Readjustment	Inflation + 0.0% p.a.
(iv)	Long term annual inflation rate	5.0% p.a.
(v)	Medical cost increase	Inflation + 5.54% p.a.

Statement of changes in actuarial liabilities:

	2001	*2000*
Beginning balance – unsecured liabilities (*)	272,828	318,889
Plus - adjustments for percentage of return on plan assets	42,405	38,437
Less - payments made during the year	(88,808)	(84,498)
Defined contributions plan	226,425	272,828
Medical health care plan	193,424	-
Total	419,849	272,828
Current	61,506	61,725
Noncurrent	358,343	211,103

(*) Unsecured liabilities in the amount of R$272,828 on January 1, 2001 represented the amount due by the sponsor of the plan for the participants who migrated from the defined benefits plan to the defined contributions plan. This liability is being amortized over a 20-year period from January 1, 1999 (according to a specific cash flow schedule). Any unpaid balance is adjusted monthly upon return of the assets at that time, subject to minimum increase based on IGP-DI plus 6% p.a. On December 31, 2001, unsecured liabilities amount to R$226,425.

From an equity point of view, Telos' financial statements as of December 31, 2001, which were examined by other independent accountants, show the following balances:

Technical reserves -	
Mathematical reserves	1,569,831
Defined benefits plan -	
Benefits provided	741,990
Benefits to be provided	7,389
Defined contributions plan-	
Benefits provided	221,908
Benefits to be provided	598,544
Technical surplus	77,812
Total reserves	1,647,643
Assets of the plans-	
Fixed-income market	1,311,580
Variable-income market	251,216
Real estate market	83,808
Operations with participants	36,269
Total assets of the plans	1,682,873
Sponsor contributions in the period	26,454

23. SHAREHOLDERS' EQUITY

a. Capital Stock

The authorized capital on December 31, 2001 and 2000 is comprised of 700 billion common or preferred shares. The subscribed and fully paid-in capital stock amounts to R$2,273,913 as of December 31, 2001. It is comprised of 334,399,028 thousand shares without par value, held (in-batches of one thousand shares) as follows: 124,369,031 common shares and 210,029,997 preferred shares. The book value per share (batches of one thousand shares, expressed in reais) as of December 31, 2001 and 2000, amounts to R$15.99 and R$18.19, respectively.

As of June 29, 2001, Startel Participações Ltda., which held 19.3% of the Company's capital stock, transferred 2,350,575 common shares (in thousands of shares) to a new shareholder, New Startel Participações Ltda., which now holds 0.7% of the Company's capital stock.

b. Income Reserves

Legal Reserve

The setting up of this reserve is compulsory based on 5% of net annual income up to the limit of 20% of the paid-in capital, or 30% of the capital stock taken together with capital reserves. After this limit, no further appropriation of this reserve is mandatory. The legal reserve may only be used for future capital increase or to offset accumulated deficits.

Unrealized Earnings Reserve

This reserve originates from the Telebrás spin-off (Note 1), and results from net gains on the monetary restatement of the balance sheet and from the equity pick up of investments. The reserve is realized when dividends are received from the subsidiaries, or to complement minimum dividends due to preferred shareholders.

c. Treasury Shares

As of December 31, 2001, the Holding Company held 1,466,667 thousand of its own preferred shares in treasury, at a weighted average cost of R$28.02 per thousand shares.

During 2001, the Company sold 13,333 thousand shares at an average price of R$23.13 per batch of one thousand shares, resulting in a discount of R$65 also charged to retained earnings.

The sale of treasury shares was carried out privately to meet the requirements of the share purchase option plan (see Note 23.e), in conformity with CVM Authorization CVM/GEA no. 213/99.

d. Dividends

The preferred shares are non-voting, except under certain limited circumstances. They are entitled to a minimum non-cumulative dividend of 6% per annum on the amount resulting from the division of the subscribed capital by the number of sharesand have priority in relation to the common shares in the event of liquidation of the Company.

According to the Company's by-laws, dividends must be distributed for each fiscal year ended December 31. These dividends must be at least 25% of the adjusted net income. Dividends are calculated according to the Company's by-laws and in accordance with the corporate law. The proposed dividends are appropriated at year-end.

On December 31, 2001, the Company's adjusted result, the basis for distribution of dividends, was negative.

e. Stock Option Plan

The stock option plan was approved at the General Meeting of Shareholders held on December 17, 1998 and is regulated by the Management Commission on stock option plan, within the limits of its authority. The plan grants directors and employees the option of acquiring preferred shares at market value on the grant date in the proportion of 25% in each annual period, the first being after an eight-month period from the date the option was granted, and the other every January after 2003. The options must be exercised within 10 years of the grant date. Until the third quarter of 2001, the market value at grant date was restated by the General Market Price Index (IGP-M) until the exercise date, with exercise proportional to 33.33% in each base-period, after one year as from the grant date, also within the limit of 10 years.

The acquired shares will maintain all of the rights pertaining to the shares of equal class and type, including dividends. The summarized information on the plan is as follows:

Number of preferred share purchase options (thousands of shares)-	
Open options as of December 31, 1999	1,762,667
Options offered in 2000	2,048,265
Options exercised in 2000	(122,700)
Options sold in 2000	(4,800)
Options cancelled in 2000	(130,000)
Open options as of December 31, 2000	3,553,432
Options offered in 2001	3,106,904
Options sold in 2001	(13,333)
Options cancelled in 2001	(382,292)
Open options as of December 31, 2001	6,264,711
Weighted average exercise price of the purchase options on December 31, 2001 (per thousand shares, expressed in reais)-	
Options granted in 2001	6.53

f. Reconciliation of Net Income of The Company to Those of The Consolidated Financial Statements

As of December 31, 2001 and 2000, the reconciliation between the Company's net income (loss) for the period and the Consolidated net income (loss) is as follows:

	2001	2000
Company	(544,757)	577,830
Recognition of the effects from the merging process which occurred in the subsidiary Star One (Note 14)	(8,914)	-
Losses in subsidiaries BrasilCenter and Embratel Americas (recorded directly to Shareholders' Equity in the Parent Company Embratel)	-	(740)
Consolidated	(553,671)	577,090

24. TRANSACTIONS WITH RELATED PARTIES

After the privatization, the main transactions with related parties started being carried out with WorldCom, according to usual market conditions for these types of operations. Balances receivable and payable as of December 31, 2001 and 2000, resulting from such transactions, are as follows:

	Company		Consolidated	
	2001	2000	2001	2000
ASSETS:				
Current-				
Foreign telecommunications operators (telephony traffic)-				
WorldCom	-	-	61,254	59,206
Proposed dividends	-	60,845	-	-
Interest on capital – Embratel	-	128,066	-	-
LIABILITIES:				
Current-				
Foreign telecommunications operators (telephony traffic)-				
WorldCom	-	-	44,018	25,438
Proceda	-	-	1,300	-
Other telecom companies	-	-	615	-
Interest on capital - Startel	-	24,775	-	24,775
Proposed dividends - Startel	-	11,771	-	11,771
Other liabilities	3	100	39,091	18,615
INCOME STATEMENTS:				
Net operating revenues-				
International traffic WorldCom	-	-	135,616	152,448
Cost of services-				
International traffic WorldCom	-	-	(74,460)	(48,496)
Proceda	-	-	(5,623)	-
Other	-	-	(1,570)	-
General and administrative expenses-				
Management fee - WorldCom	-	-	(37,969)	(67,367)
Interest income-				
Loan - Proceda	-	-	-	1,759
Interest on capital income - Embratel	-	189,276	-	38,611
Interest on capital expense - Startel	-	(29,148)	-	(29,148)

Under the terms of the concession contract with Anatel and as approved by the shareholders on November 18, 1998, in periods ended December 31, 2001 and 2000, the amounts of R$37,969 and R$67,367, respectively, were charged to General and Administrative Expenses for consulting services rendered by WorldCom International, Inc., a subsidiary of WorldCom.

25. INSURANCE (UNAUDITED)

On December 31, 2001, the subsidiary Embratel had insurance contracts (all risks type), covering its equipment and that of third-parties located in the subsidiary's premises, as well as business interruption insurance, in the total amount of R$9,440,548 (R$9,659,915 in 2000). The assets and liabilities of material amounts and risks are covered by insurance in accordance with the concession contracts.

26. FINANCIAL INSTRUMENTS

a. Miscellaneous

The subsidiary Embratel carries out transactions with financial instruments designed to reduce the exposure to risks of fluctuation in currency and interest rates, which usually involve swap of indices and/or earnings/interest rates of cash equivalents and marketable securities and loans. The management of such risks is conducted by means of operating strategies and determination of limits.

b. Swap - Interest and Currency

The subsidiary Embratel used derivative operations to protect against the variation of foreign currency loan principal and interest against the Real. The par values of such operations, at the end of 2001 and 2000, totaled R$1,692,057 and R$804,905, respectively, and were not recorded in the balance sheet.

The gains and losses on such operations result from differences of variations in contracted indices, and are recorded on an accrual basis under Interest Income (Expense).

c. Criteria, Assumptions and Limitations in Market Value Calculations

Cash and Cash Equivalents, Trade Accounts Receivable and Accounts Payable - Current

The balances per books approximate market value because of the high turnover of these instruments.

Deferred Taxes - Assets and Liabilities

The market value was calculated through the discount of projected cash flows, indexed by the TJLP (a Brazilian benchmark long-term interest rate).

Loans and Financing

The market value is calculated through the present value of the projected cash flows related to each instrument, using current interest rates for similar instruments and maturity dates.

Limitations

The market values are calculated on a specific date, based on relevant market and financial instrument information. The changes in assumptions may significantly impact such estimates.

The financial instruments, including short-term amounts, which are recorded at amounts different from market values, are summarized below:

	Consolidated			
	2001		2000	
	Book value	Market value	Book value	Market value
Deferred and recoverable taxes	1,096,795	952,732	674,812	590,348
Assets	1,096,795	952,732	674,812	590,348
Taxes and contributions	679,770	622,300	878,759	824,746
Loans and financing	3,728,110	3,559,376	2,246,289	2,155,563
Liabilities	4,407,880	4,181,676	3,125,048	2,980,309

27. DIRECTORS' FEES

During the years 2001 and 2000, directors' fees in the amount of R$398 (R$7,151 consolidated) and R$300 (R$3,567 consolidated), respectively, were classified under the heading Operating Expenses.

28. COMMITMENTS WITH ANATEL (UNAUDITED)

The table below shows the commitments to quality, demand and traffic, as established in the commitment protocol for 2002 and the status of subsidiary Embratel's compliance with these commitments on December 31, 2001.

Indicator	Situation on December 31, 2001	Goal for 2002
Rates of domestic long distance calls, completed in each peak period of fixed telephone switching services-		
Morning	60.9%	65.0%
Afternoon	60.1%	65.0%
Night	58.9%	65.0%
Rates of completed calls for services with telephone customer service up to 10 seconds in each peak period of the fixed telephone switching service-		
Morning	95.2%	93.0%
Afternoon	95.2%	93.0%
Night	95.9%	93.0%
Requests for repair of public telephone sets, for 100 telephones in operation, per month	7.5	12
Number of accounts with complaints of errors for each thousand	1.17	3
Quantity of public telephones in operation in the service concession area	1,098	(*)

(*) There is no fixed goal for this indicator in the regulations.

In 2001, the telecommunications industry in Brazil moved closer to full deregulation, expected to be completed in 2005, upon the announcement of the unbundling (the right of other operators to use the local concessionaire's external network), made by Anatel in November 2001.

Considering that Anatel's initiative fosters fair competition in the urban telephony market, Embratel is currently working to become a provider of the local service in 2002. Thus, it will meet the commitments pertaining to the General Plan on Universal Service and required by the concession agreement signed in 1998, expected for December 2003, more than twelve months beforehand.

Actions taken in order to comply with such requirements include the installation of 1,001 TUPs - Public Use Telephones - in remote places all over Brazil, as well as interconnecting all capital cities through digital transmission, both concluded in October 2001.

29. TRANSLATION OF THE REPORT ORIGINALLY ISSUED IN PORTUGUESE

The accompanying financial statements are presented on the basis of accounting practices established by the corporate law in Brazil. Certain accounting practices applied by the Company and its subsidiaries that conform to those accounting practices in Brazil may not conform to accounting principles generally accepted in other countries.

* * * * * * * * * * * *

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Embratel Holding Company

Date:

By: ______________________
Name: Daniel Eldon Crawford
Title: President